Lavoro Announces New R$310 Million 3-Year FIDC-Fiagro Credit Facility

SÃO PAULO, August 2, 2024 — Lavoro Limited (Nasdaq: LVRO), the first U.S.-listed pure-play agricultural inputs retailer in Latin America, today announced the establishment of a new R$310 million (approximately USD$55 million based on current exchange rates) credit facility with a three-year term, financed through a new Agribusiness Credit Rights Investment Fund (FIDC-Fiagro).

The newly established Lavoro Agro Fundo de Investimentos nas Cadeias Produtivas Agroindustriais (FIDC-Fiagro), established under Brazilian agribusiness investment fund regulations with the purpose of investing in agribusiness receivables sold to Lavoro.

The proceeds from this issuance will be used to support Lavoro’s ongoing working capital needs and other general corporate purposes. This represents Lavoro’s second FIDC-Fiagro facility, following the inaugural R$160 million Fiagro established in 2022.

Commenting on the financing, Ruy Cunha, CEO of Lavoro, stated: “This new Fiagro marks another step in our commitment to optimizing our capital structure, helping support our long-term growth plans by improving debt maturities and broadening our range of funding sources.”

The issuance, split into two series maturing in July 2027, is managed by Kanastra Administração de Recursos, with Itaú BBA as the lead coordinator. The offering is exclusive to primary investors such as Itaú BBA and Itaú Asset, with no plans for secondary market distribution.

About Lavoro

Lavoro Limited is Brazil's largest agricultural inputs retailer and a leading producer of agriculture biological products. Lavoro's shares and warrants are listed on the Nasdaq stock exchange under the tickers "LVRO" and "LVROW." Through its comprehensive portfolio of products and services, the company empowers small and medium-size farmers to adopt the latest emerging agricultural technologies and enhance their productivity. Since its founding in 2017, Lavoro has broadened its reach across Latin America, serving 72,000 customers in Brazil, Colombia, and Uruguay, via its team of over 1,000 technical sales representatives (RTVs), its network of over 210 retail locations, and its digital marketplace and solutions. Lavoro's RTVs are local trusted advisors to farmers, regularly meeting them to provide agronomic recommendations throughout the crop cycle to drive optimized outcomes. Learn more about Lavoro at https://ir.lavoroagro.com.

Contact Information:

Tigran Karapetian, Head of Investor Relations
tigran.karapetian@lavoroagro.com

Fernanda Rosa, Investor Relations Coordinator
fernanda.rosa@lavoroagro.com